[Letterhead of Computer Sciences Corporation]

February 25, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:              Mr. David L. Orlic

Re:          Computer Sciences Corporation
Registration Statement on Form S-4 (File No. 333-156186)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Computer Sciences Corporation, a Nevada corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 10:00 a.m. (EST) on February 27, 2009, or as soon as possible thereafter.

The Company hereby acknowledges that:

•                  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness  as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Howard B. Adler ((202) 955-8589) or Andrew L. Fabens ((212) 351-4034) of Gibson, Dunn & Crutcher LLP with any questions or comments concerning this letter.

Very truly yours,

Computer Sciences Corporation

By:	/s/ M. Louise Turilli
Name:	M. Louise Turilli
Title:	Vice President, Deputy General Counsel and
Assistant Secretary

cc:	Howard B. Adler, Gibson, Dunn & Crutcher LLP
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP